================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)
                                (FINAL AMENDMENT)

                                       AND

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             ----------------------
                           DAVIDSON GROWTH PLUS, L.P.
                            (Name of Subject Issuer)

                             DGP ACQUISITION, L.L.C.
                         INSIGNIA FINANCIAL GROUP, INC.
                                IB HOLDING, INC.
                         RIVERDALE INVESTORS CORP., INC.
                                  CARL C. ICAHN
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE

                      (Cusip Number of Class of Securities)
                             ----------------------
                               JOHN K. LINES, ESQ.
                          GENERAL COUNSEL AND SECRETARY
                         INSIGNIA FINANCIAL GROUP, INC.
                          ONE INSIGNIA FINANCIAL PLAZA
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (803) 239-1675

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                             ----------------------

                                    Copy to:
                               JOHN A. HEALY, ESQ.
                            ROBERT E. KING, JR., ESQ.
                                 ROGERS & WELLS
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                             ----------------------

                       Index to Exhibits Located at Page 9

                               Page 1 of 10 Pages

================================================================================

------------------                                              ----------------
CUSIP No.   None                   14D-1/13D                         Page 2
            ----
------------------                                              ----------------
================================================================================
    1.      Name of Reporting Persons
            S.S. or I.R.S. Identification Nos. of Above Persons

                             DGP ACQUISITION, L.L.C.
--------------------------------------------------------------------------------
    2.      Check the Appropriate Box if a Member of a Group

                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3.      SEC Use Only


--------------------------------------------------------------------------------
    4.      Sources of Funds

                                       WC, AF
--------------------------------------------------------------------------------
    5.      Check if Disclosure of Legal Proceedings is Required Pursuant
            to Items 2(e) or 2(f)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization

                                    DELAWARE
--------------------------------------------------------------------------------
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,127.33
--------------------------------------------------------------------------------
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares*

                                                                             [x]
--------------------------------------------------------------------------------
    9.      Percent of Class Represented by Amount in Row 7
                       7.5% (Based on 28,371.75 Units reported as outstanding as of September 30, 1995)
--------------------------------------------------------------------------------
   10.      Type of Reporting Person

                                       OO
================================================================================
* Excludes 55 Units owned by an affiliate of Insignia Financial Group, Inc. and 25 Units owned by an affiliate of Carl C. Icahn with respect to which DGP Acquisition, L.L.C. has no voting power or investment power.
     See Item 6.

------------------                                              ----------------
CUSIP No.   None                   14D-1/13D                         Page 3
            ----
------------------                                              ----------------
================================================================================
    1.      Name of Reporting Persons
            S.S. or I.R.S. Identification Nos. of Above Persons
                         INSIGNIA FINANCIAL GROUP, INC.
--------------------------------------------------------------------------------
    2.      Check the Appropriate Box if a Member of a Group

                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3.      SEC Use Only


--------------------------------------------------------------------------------
    4.      Sources of Funds

                                       WC
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                             [ ]
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization

                                    DELAWARE
--------------------------------------------------------------------------------
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,182.33
--------------------------------------------------------------------------------
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares*

                                                                             [x]
--------------------------------------------------------------------------------
    9.      Percent of Class Represented by Amount in Row 7

                     7.7% (Based on 28,371.75 Units reported as outstanding as of September 30, 1995)
--------------------------------------------------------------------------------
   10.      Type of Reporting Person

                                       CO
================================================================================
* Excludes 25 Units owned by an affiliate of Carl C. Icahn with respect to which Insignia Financial Group, Inc. has no voting power or investment power. See Item 6.

------------------                                              ----------------
CUSIP No.   None                   14D-1/13D                         Page 4
            ----
------------------                                              ----------------

================================================================================
    1.      Name of Reporting Persons
            S.S. or I.R.S. Identification Nos. of Above Persons

                                IB HOLDING, INC.
--------------------------------------------------------------------------------
    2.      Check the Appropriate Box if a Member of a Group
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3.      SEC Use Only


--------------------------------------------------------------------------------
    4.      Sources of Funds

                                     WC, AF
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization

                                    DELAWARE
--------------------------------------------------------------------------------
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,182.33
--------------------------------------------------------------------------------
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares*

                                                                             [X]
--------------------------------------------------------------------------------
    9.      Percent of Class Represented by Amount in Row 7

                     7.7% (Based on 28,371.75 Units reported as outstanding as of September 30, 1995)
--------------------------------------------------------------------------------
   10.      Type of Reporting Person

                                       CO
================================================================================
* Excludes 25 Units owned by an affiliate of Carl C. Icahn with respect to which IB Holding, Inc. has no voting power or investment power. See Item 6.

------------------                                              ----------------
CUSIP No.   None                   14D-1/13D                         Page 5
            ----
------------------                                              ----------------

================================================================================
    1.      Name of Reporting Persons
            S.S. or I.R.S. Identification Nos. of Above Persons
                         RIVERDALE INVESTORS CORP., INC.
--------------------------------------------------------------------------------
    2.      Check the Appropriate Box if a Member of a Group
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3.      SEC Use Only


--------------------------------------------------------------------------------
    4.      Sources of Funds

                                       WC
--------------------------------------------------------------------------------
    5.      Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(e) or 2(f)                                              [ ]

--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization

                                    DELAWARE
--------------------------------------------------------------------------------
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,152.33
--------------------------------------------------------------------------------
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares*

                                                                             [x]

--------------------------------------------------------------------------------
    9.      Percent of Class Represented by Amount in Row 7

                  7.6%     (Based on 28,371.75 Units reported as outstanding
                           as of September 30, 1995)
--------------------------------------------------------------------------------
   10.      Type of Reporting Person

                                       CO
================================================================================
* Excludes 55 Units owned by an affiliate of Insignia Financial Group, Inc. with respect to which Riverdale Investors Corp., Inc. has no voting power or investment power. See Item 6.

------------------                                              ----------------
CUSIP No.   None                   14D-1/13D                         Page 6
            ----
------------------                                              ----------------
================================================================================
    1.      Name of Reporting Persons
            S.S. or I.R.S. Identification Nos. of Above Persons
                                CARL C. ICAHN
--------------------------------------------------------------------------------
    2.      Check the Appropriate Box if a Member of a Group
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3.      SEC Use Only

--------------------------------------------------------------------------------
    4.      Sources of Funds
                                       Not Applicable
--------------------------------------------------------------------------------
    5.      Check if Disclosure of Legal Proceedings is Required Pursuant
            to Items 2(e) or 2(f)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization

                                       USA
--------------------------------------------------------------------------------
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                     2,152.33
--------------------------------------------------------------------------------
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares*
                                                                             [X]

--------------------------------------------------------------------------------
    9.      Percent of Class Represented by Amount in Row 7

                   7.6% (Based on 28,371.75 Units reported as outstanding as of September 30, 1995)
--------------------------------------------------------------------------------
   10.      Type of Reporting Person
                                       IN

================================================================================
* Excludes 55 Units owned by an affiliate of Insignia Financial Group, Inc. with respect to which Mr. Icahn has no voting power or investment power. See Item 6.

     This Statement constitutes (i) the final Amendment to the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on December 8, 1995, as amended by Amendment No. 1 filed with the Commission on January 9, 1996 (the "Schedule 14D-1"), by DGP Acquisition, L.L.C., a Delaware limited liability company (the "Purchaser"), relating to the tender offer of the Purchaser to purchase up to 11,349 of the outstanding units of limited partnership interest ("Units") of Davidson Growth Plus, L.P., a Delaware limited partnership (the "Partnership"), at a purchase price of $240.00 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 8, 1995 and the related Assignment of Partnership Interest (which collectively constitute the "Offer"); and (ii) the initial Statement on Schedule 13D of the Purchaser, Insignia Financial Group, Inc. ("Insignia"), IB Holding, Inc. ("Holding"), Riverdale Investors Corp., Inc. ("Riverdale") and Carl C. Icahn ("Mr. Icahn"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The Offer expired pursuant to its terms at 5:00 p.m., New York time, on Tuesday, January 16, 1996. Based on information provided by the Depositary, a total of 2,127.33 Units, representing approximately 7.5% of the outstanding Units, were tendered and not withdrawn pursuant to the Offer. The Purchaser has accepted all of those Units for payment pursuant to the terms of the Offer.

     Liquidity Assistance L.L.C., a wholly-owned subsidiary of Insignia, owns 55 Units. Each of the Purchaser, Riverdale and Mr. Icahn expressly disclaims beneficial ownership of those Units.

     Longacre Corp., a corporation owned 100% by Mr. Icahn, owns 25 Units. Each of the Purchaser, Insignia and Holding expressly disclaims beneficial ownership of those Units.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (z)(2) Agreement of Joint Filing, dated January 18, 1996, among the Purchaser, Insignia, Holding, Riverdale and Mr. Icahn.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 18, 1996

                                             DGP ACQUISITION, L.L.C.

                                             By: IB Holding, Inc., Manager

                                             By: /s/ JEFFREY L. GOLDBERG
                                                 ----------------------------
                                                 Jeffrey L. Goldberg
                                                 President

                                             INSIGNIA FINANCIAL GROUP, INC.

                                             By: /s/ FRANK M. GARRISON
                                                 ----------------------------
                                                 Frank M. Garrison
                                                 Executive Managing Director

                                             IB HOLDING, INC.

                                             By: /s/ JEFFREY L. GOLDBERG
                                                 ----------------------------
                                                 Jeffrey L. Goldberg
                                                 President

                                             RIVERDALE INVESTORS CORP., INC.

                                             By: /s/ ROBERT J. MITCHELL
                                                 ----------------------------
                                                 Robert J. Mitchell
                                                 Vice President

                                             CARL C. ICAHN*

                                            *By: /s/ THEODORE ALTMAN
                                                 ----------------------------
                                                 Theodore Altman
                                                 Attorney-in-Fact

     [Signature Page for Amendment No. 2 to Schedule 14D-1/Schedule 13D for
                              Davidson Growth Plus]

                                  EXHIBIT INDEX

   EXHIBIT NO.                         DESCRIPTION
   -----------                         -----------
     (z)(2) Agreement of Joint Filing, dated January 18, 1996, among the Purchaser, Insignia, Holding, Riverdale and Mr. Icahn.








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